Exhibit 99.1
AGREEMENT
     This Agreement is made and entered into as of this 3rd day of October 2002 by and between Viasystems Technologies Corp., L.L.C. (“Employer”), and Richard B. Kampf (“Employee”).
WITNESSETH:
     WHEREAS, Employee is currently employed by Employer and/or certain of its subsidiaries and Employer wishes to provide to Employee continuing benefits in the event such employment of Employee is later terminated by Employer other than for cause (as hereinafter defined).
     NOW, THEREFORE, Employer and Employee, in consideration of the agreements, covenants and conditions herein agree as follows:
          1. Employer agrees that in the event the Employee is terminated by Employer for any reason other than cause (except for the death or disability of Employee), Employer shall pay to Employee his then current base salary for a period of twelve (12) months after the date of termination payable in accordance with Employer’s then current normal payroll practices; and Employer shall pay for the health insurances accorded to Employee on the day prior to the date of termination, and shall continue such payments so long as the payment of the base salary to Employee continues. In addition, Employee shall be eligible to receive in respect of the calendar year in which his employment is terminated by Employer any bonus he would otherwise have been entitled to receive (on a pro rated basis through such termination date) under the Viasystems Key Management Incentive Compensation Plan when and if (and on the same basis) such bonuses are paid in respect of such calendar year to the other participants in such bonus plan. Notwithstanding the terms of any options granted to Employee under the Viasystems Group, Inc. 1997 Stock Option Plan, in the event Employee is terminated by Employer for any reason other than cause, Employee shall in respect of any vesting period under such options be entitled to a pro rated vesting of his options for such vesting period through his termination date. No other benefits of employment, including but not limited to life, disability and other insurances, if any, and vacation pay and allowances, shall continue after the date of termination.
          2. As used herein, the term “cause” includes (i) fraud or dishonesty by Employee, (ii) competition with Employer, (iii) unauthorized use of Employer’s trade secrets or confidential information, or (iv) willful failure to perform duties or insubordination, (v) the failure of Employee to perform his duties assigned to him as determined in the reasonable judgment of the Chief Executive Officer of the Company; provided, however, the occurrence of the event described in (v) above will not constitute cause unless the Employer gives the Employee written notice of the occurrence of such event that constitutes cause, and the Employee thereafter fails to cure such event within one month after receipt of such notice.
          3. The Employer’s obligation to make the foregoing payments are contingent upon the Employee’s execution of a Separation Agreement acceptable to the Employer, which includes a release and covenant not to sue the Employer, a confidentiality agreement, and a covenant not to compete with the Employer.

          4. This Agreement represents the entire agreement between the parties regarding the matter referred to herein and shall be executed in multiple counterparts, each of which shall constitute an original and enforceable agreement.
          5. The laws of the State of Missouri shall control this Agreement.
     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the day and year first above written.

Viasystems Technologies Corp., L.L.C.		Employee

By:	/s/ David M. Sindclar David M. Sindclar	By:	/s/ Richard B. Kampf Richard B. Kampf
	Chief Executive Officer		VP Sales and Marketing